UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number: 001-36671

ATENTO S.A.
(Translation of Registrant’s name into English)

1, rue Hildegard Von Bingen, L-1282, Luxembourg

Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]  Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]  No [ X ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]  No [ X ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ATENTO S.A.

INDEX

Financial Information

For the Six Months Ended June 30, 2020

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS	3
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	3

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Form 6-K providing six-month information contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (as amended), Section 21E of the Securities Exchange Act of 1934 (as amended) and the Private Securities Litigation Reform Act of 1995, relating to our operations, expected financial position, results of operations, and other business matters that are based on our current expectations, assumptions, and projections with respect to the future, and are not a guarantee of performance. In this Form 6-K, when we use words such as “may,” “believe,” “plan,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “would,” “could,” “target,” or similar expressions or their negatives, or when we discuss our strategy, plans, goals, initiatives, objectives or response to the COVID-19 pandemic, we are making forward-looking statements.

We caution you not to rely unduly on any forward-looking statements. Actual results may differ materially from what is expressed in the forward-looking statements, and you should review and consider carefully the risks, uncertainties and other factors that affect our business and may cause such differences.

The forward-looking statements are based on information available as of the date that this Form 6-K was furnished with the United States Securities and Exchange Commission (the “SEC”) and we undertake no obligation to update them. Such forward–looking statements are based on numerous assumptions and developments that are not within our control. Although we believe that these forward-looking statements are reasonable, we cannot assure you they will turn out to be correct.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and the results of operations is based upon and should be read in conjunction with the unaudited interim condensed consolidated financial information as of and for the six months ended June 30, 2020 of Atento S.A. (“Atento,” the “Company,” “we,” “us” or “our”) and the notes thereto furnished to the SEC on Form 6-K on August 6, 2020.

Factors which could cause or contribute to such differences, include, but are not limited to, those discussed under “Cautionary Note Regarding Forward-Looking Statements” in this Form 6-K and the section entitled “Risk Factors” in Atento’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 17, 2020 (the “2019 20-F”).

Overview

Atento is the largest provider of customer relationship management and business process outsourcing (“CRM BPO”) services and solutions in Latin America, and among the top five providers globally, each based on revenue. Our business was founded in 1999 as the CRM BPO provider to Telefónica and its subsidiaries (together, the “Telefónica Group”). Since then, we have significantly diversified our client base, and we became an independent company in December 2012, when we were acquired by funds affiliated with Bain Capital Partners, LLC. In October 2014, Atento became a publicly listed company on the New York Stock Exchange under the ticker symbol “ATTO.” In May 2020, Bain Capital transferred substantially all of its remaining shares to HPS Investment Partners, LLC, GIC and an investment fund affiliated with Farallon Capital Management, L.L.C.

The potential for long-term growth in the markets where we operate is strong and is driven by a number of demographic and business trends, including (i) sustained demand and growth driven by an improving macroeconomic environment over the long term, a rapidly growing population and an emerging middle class, (ii) further outsourcing of CRM BPO operations, (iii) potential for further penetration in existing markets, (iv) development of new industry vertical expertise, such as with healthcare and born-digital companies (i.e., companies that have relied on digital products/services since inception, such as social networks and Fintechs), and (v) North America’s continued offshoring trend as U.S.-based businesses continue to offshore call center services to other geographies.

We operate in 13 countries worldwide, including Brazil, Spain, Mexico, Peru, Argentina, Chile, Colombia, the United States, El Salvador, Guatemala, Puerto Rico, Panama and Uruguay. We organize our business into three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) Europe, Middle East and Africa (“EMEA”). For the six months ended June 30, 2020, Brazil accounted for 44.5% of our revenue, Americas accounted for 40.2% of our revenue and EMEA accounted for 15.7% of our revenue (in each case, before holding company level revenue and consolidation adjustments). For the six months ended June 30, 2019, Brazil accounted for 48.8% of our revenue, Americas accounted for 38.0% of our revenue and EMEA accounted for 14.0% of our revenue (in each case, before holding company level revenue and consolidation adjustments).

3

Our number of workstations increased from 92,515 as of June 30, 2019 to 93,229 as of June 30, 2020 due to volatility within our operations. Our number of service delivery centers decreased slightly over the same period.

The following table shows the number of workstations and delivery centers in each of the jurisdictions in which we operated as of June 30, 2019 and 2020:

	Number of Workstations		Number of Service Delivery Centers(1)
	2019	2020	2019	2020
Brazil	49,592	49,211	34	31
Americas	37,579	38,847	50	48
Argentina(2)	4,474	4,358	12	12
Central America(3)	2,510	2,845	4	3
Chile	2,829	2,484	4	4
Colombia	8,731	9,133	9	9
Mexico	9,319	9,881	15	14
Peru	8,513	8,847	3	3
United States(4)	1,203	1,299	3	3
EMEA	5,344	5,171	15	14
Spain	5,344	5,171	15	14
Total	92,515	93,229	99	93

(1) Includes service centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.

(2) Includes Uruguay.

(3) Includes Guatemala and El Salvador.

(4) Includes Puerto Rico.

For the six months ended June 30, 2020, revenue generated from our 15 largest client groups represented 68.4% of our revenue as compared to 74.8% in the same period in the prior year. Excluding revenue generated from the Telefónica Group, for the six months ended June 30, 2020, our next 15 largest client groups represented 37.6% of our revenue as compared to 37.7% in the same period in the prior year. The decrease in client concentration reflects our strategy to improve our revenue mix, one of the pillars of our Three Horizon Plan, which we announced in the second quarter of 2019 to improve the profitability of our existing operations, accelerate the development of our next generation services and digital capabilities and strengthen our position in segments and geographies which we believe have the potential for higher growth margins.

Our vertical industry expertise in telecommunications, banking and financial services, and more recently, with born-digital companies allows us to tailor our services and solutions for our customers, further embedding us into their value chain while delivering meaningful business results. In 2019, as part of our Three Horizon Plan, we initiated the build-out of Next Generation Services Portfolio and Digital Capabilities, a set of strategic initiatives designed to accelerate the development and expansion of our value offering, with a focus on three next-generation services lines (namely, high value voice, integrated multichannel and automated back office) and four next-generation capabilities (namely, AI/Cognitive, Analytics, Automation/RPA and CX consulting). During the six months ended June 30, 2020, telecommunications, financial services and born-digital companies represented 38.4%, 34.9% and 6.3% of our revenue, respectively, compared to 44.2%, 36.8% and 2.2% respectively, for the same period in 2019. Additionally, during the six months ended June 30, 2019 and 2020 our sales by service were as follows:

	For the six months ended June 30,
	2019	2020
Customer Service	50.9%	57.7%
Sales	17.3%	11.8%
Collection	8.1%	6.9%
Back Office	13.0%	12.8%
Technical Support	6.3%	5.8%
Others	4.4%	5.0%
Total	100.0%	100.0%
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Average headcount

Our average headcount as of June 30, 2019 and 2020 was as follows:

	As of June 30,
	2019	2020
	(unaudited)

Brazil	82,264	70,313
Central America	4,749	5,192
Chile	5,783	5,322
Colombia	8,834	8,654
Spain	12,051	11,597
Mexico	16,546	17,587
Peru	12,811	11,193
Puerto Rico	580	748
United States	443	355
Argentina and Uruguay	7,735	6,651
Corporate	73	85
Total	151,869	137,697

The reduction in our average headcount reflects the implementation of two pillars of our Three Horizon Plan, namely:

•	operational excellence: we have taken a number of steps to improve our operations, such as management of key operational performance indicators and shared services optimization. These initiatives are expected to generate savings and eliminate redundant activities in operating areas such as quality, workforce management, reporting and training, and customer value programs, in addition to other specific operating improvement actions being implemented at regional levels. The focus of these initiatives is on increasing our contribution margins and improving the experience of our customers’ customers; and
•	optimization initiatives to reduce selling, general and administrative expenses and other costs: We are transforming our business support areas in order to generate savings and reduce costs. We have analyzed the major cost components of our business in the human resources, technology, facilities and infrastructure areas, and we have developed specific solutions to lower the cost of services in each category. One of the actions we are taking is the ongoing digitalization of human resources processes. For example, our human resources team has recently implemented the use of digital tools for recruiting and retaining the best talent in the market to support our customers’ operations.

Impact of Recent COVID-19 Outbreak

Since December 2019, a novel strain of coronavirus, or COVID-19, spread from China to other countries throughout the world leading to a global pandemic. The COVID-19 pandemic prompted a global health crisis and led to a number of government actions at the federal, state and local level across several countries in an effort to address the viral outbreak. Government measures included, among other things, stay-at-home orders and the closure of businesses not deemed essential to the provision of the basic welfare of society. The COVID-19 pandemic and government measures taken in response to it have disrupted regional and global economic activity, which initially reduced the need for and our ability to deliver our services and, therefore, directly and adversely affected our business operations, financial condition and results of operations for the first half of 2020 as a result of lower volumes during April and May.

The services offered by us or by our customers to the end-customers have been declared, in different countries, to be essential, as many of our services allow citizens to remain in their homes while maintaining access to crucial services, such as healthcare, emergency services and banking. One relevant example is Praxair in Mexico, for which we provide a service that helps both hospitals and patients request oxygen supplies. Similarly, since March 24, 2020, Atento Guatemala is providing physical, technology infrastructure and logistical support services for the government of Guatemala’s COVID-19 services.

5

To address the needs of our customers, employees and society in light of the government measures to address the COVID-19 pandemic, we are focused on maintaining a good level of service for our customers. To this end, our technology and operations teams are working to provide remote work options to more of our employees throughout our operations. These teams are committed to continuing to optimize our operations during the COVID-19 pandemic by overcoming technical and logistical limitations so we can fulfill our commitments to our employees, customers and society. We endeavor to continue serving many of the more than 500 million people of Latin America, the United States and Spain.

Traditionally, we have endeavored to guarantee our services and to safeguard the health and safety of our employees. We have implemented a series of measures intended to maintain this guarantee and safeguards during the COVID-19 pandemic, such as higher grade cleaning and disinfection of our facilities, social distancing, limiting access to common areas, offering flexible work shifts to facilitate the care of families, and the cancellation of all business travel and in-person meetings.

By June 30, 2020, we had over 64,000 work-at-home agents (“WAHA”), or approximately 60% of our call center employees. For agents still working at our facilities, distances between workstations have been increased and personal work equipment (individual headset, keyboard, mouse, etc.) made available. With operating capacity at approximately 97%, we have a broad capacity to meet the needs of all customers. The transition to a WAHA model by our employees has been facilitated by the digital transformation process underway since 2019, under our Three Horizons Plan, which has included re-skilling as well as digital recruiting, onboarding and training.

This model as well as other enhanced digital capabilities are allowing us to capture medium- and long-term CRM and BPO opportunities arising from dramatic shifts in consumer behaviors and related changes being implemented by emerging and established companies seeking to attract and retain more customers in Latin America, the United States and Europe. The growing strength of our digital capabilities, evolving portfolio of next generation services and journey orchestration, coupled with accelerated operational improvements that are resulting in a more competitive cost structure, are allowing us to continue leading next generation customer experience in the future.

While we believe we are now past the most severe impacts of the COVID-19 pandemic, the extent to which COVID-19 will impact our business, financial condition, results of operations and prospects will depend on future developments which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 or the actions of governments and other entities to contain COVID-19 in Brazil and the other countries in which we operate. Therefore, it is not possible to reasonably estimate the extent of potential impacts to our business, financial condition, results of operations and prospects. We are continuously monitoring the situation as closely as possible and are actively evaluating potential impacts to our business and implementing measures to help mitigate existing and potential risks.

Consolidated Statements of Operations for the Six Months Ended June 30, 2019 and 2020

	For the six months ended June 30,		Change (%)	Change excluding FX (%)
($ in millions, except percentage changes)	2019	2020
	(unaudited)

Revenue	877.8	689.9	(21.4)	(7.3)
Other operating income	1.4	2.0	43.4	54.5
Other gains and own work capitalized	0.1	—	(95.1)	(95.1)
Operating expenses(1):
Supplies	(31.9)	(32.7)	2.6	20.1
Employee benefit expenses	(674.0)	(534.0)	(20.8)	(6.7)
Depreciation(2)	(41.7)	(37.6)	(9.8)	6.4
Amortization	(26.9)	(22.6)	(16.0)	(1.0)
Changes in trade provisions	(1.5)	(1.9)	31.7	71.9
Other operating expenses(1)	(87.3)	(60.3)	(30.9)	(19.4)
Total operating expenses	(863.2)	(689.1)	(20.2)	(6.0)
Operating profit	16.1	2.8	(82.5)	(76.7)
Finance income	4.4	11.0	147.5	N.M.
Finance costs(3)	(37.9)	(32.8)	(13.3)	(2.8)
Net foreign exchange loss	(3.0)	(9.3)	N.M.	N.M.
Net finance expense	(36.4)	(31.1)	(14.6)	3.8
Loss before income tax	(20.3)	(28.3)	39.0	57.7
Income tax (expense)/benefit	(31.9)	2.5	(107.9)	(107.9)
Loss for the period	(52.2)	(25.8)	(50.7)	(48.5)
Loss attributable to:
Owners of the parent	(52.8)	(25.8)	(51.2)	(49.0)
Non-controlling interest	0.6	—	(100.0)	(100.0)
Loss for the period	(52.2)	(25.8)	(50.7)	(48.5)
Other financial data:
EBITDA(4) (unaudited)	84.6	63.0	(25.6)	(10.2)
6

N.M. means not meaningful.

(1)	The application of IFRS 16 from January 1, 2019 means that most of the rental payments for operating leases are not recognized as operating expenses. For the six months ended June 30, 2019 and 2020, $29.7 million and $18.3 million, respectively, of rental payments for operating leases were not recognized as operating expenses due to the application of IFRS 16.
(2)	For the six months ended June 30, 2019 and 2020, depreciation included $22.8 million and $22.3 million, respectively, for the amortization of right-of-use assets for leases capitalized because of IFRS 16 that would not otherwise have been capitalized prior to the adoption of IFRS 16.
(3)	Finance costs includes $9.2 million and $6.8 million for the six months ended June 30, 2019 and 2020, respectively, on account of interest on liabilities for leases capitalized because of IFRS 16 that would not otherwise have been capitalized prior to the adoption of IFRS 16.
(4)	In considering the financial performance of the business, our management analyzes the financial performance measure of EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense, income taxes and depreciation and amortization. EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to EBITDA is profit/(loss) for the year/period from continuing operations.

We believe that EBITDA is a useful metric for investors to understand our results of continuing operations and profitability because it permits investors to evaluate our recurring profitability from underlying operating activities. We also use this measure internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe that EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance.

EBITDA is a measure that is frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

  EBITDA has its limitations as an analytical tool. This measure is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA is not necessarily comparable to similarly titled measures used by other companies. This non-GAAP measure should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

The application of IFRS 16 from January 1, 2019 means EBITDA for the six months ended June 30, 2019 and 2020 is positively impacted by a decrease in operating expenses relating to rental payments for leases capitalized under IFRS 16 that would not otherwise have been capitalized prior to the application of IFRS 16.

EBITDA reported are presented applying the accounting and disclosure standard in highly inflationary economies for our operations in Argentina.

See below for a reconciliation of profit/(loss) for the period from continuing operations to EBITDA, including the impact of IFRS 16.

Reconciliation of EBITDA to (loss)/profit:

	For the six months ended June 30,
($ in millions)	2019	2020
	(unaudited)

Loss for the period	(52.2)	(25.8)
Net finance expense(a)	36.4	31.1
Income tax (expense)/benefit(b)	31.9	(2.5)
Depreciation and amortization	68.5	60.2
EBITDA (non-GAAP) (unaudited)(c)	84.6	63.0

(a)	Net finance expense includes finance income, finance costs and net foreign exchange losses.
(b)	In the first quarter of 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group composed of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has been reduced in an amount of $37.8 million. Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million.
(c)	For the six months ended June 30, 2019 and 2020, EBITDA included $29.7 million and $18.3 million, respectively, due to the application of IFRS 16. Excluding the IFRS 16 impact, EBITDA was $54.9 million and $44.7 million for the six months ended June 30, 2019 and 2020, respectively. Depreciation and amortization and finance costs for the six months ended June 30, 2019 included $22.8 million and $9.2 million, respectively, due to the application of IFRS 16. Depreciation and amortization and finance costs for the six months ended June 30, 2020 included $22.3 million and $6.8 million, respectively, due to the application of IFRS 16.
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Consolidated Statements of Operations by Segment for the Six Months Ended June 30, 2019 and 2020

	For the six months ended June 30,		Change (%)	Change excluding FX (%)
($ in millions, except percentage changes)	2019	2020
	(unaudited)
Revenue:
Brazil	428.7	307.3	(28.3)	(9.2)
Americas	333.5	277.3	(16.9)	(5.2)
EMEA	123.3	108.0	(12.4)	(10.2)
Other and eliminations(1)	(7.7)	(2.6)	(66.1)	(63.6)
Total revenue	877.8	689.9	(21.4)	(7.3)
Operating expenses:
Brazil	(419.9)	(309.4)	(26.3)	(6.7)
Americas	(330.0)	(278.1)	(15.7)	(3.7)
EMEA	(121.4)	(112.7)	(7.2)	(4.8)
Other and eliminations(1)	8.0	11.2	39.2	99.7
Total operating expenses	(863.2)	(689.1)	(20.2)	(6.0)
Operating profit/(loss):
Brazil	9.0	(2.1)	(123.2)	(130.0)
Americas	4.1	0.5	(87.9)	(87.9)
EMEA	2.6	(4.2)	N.M.	N.M.
Other and eliminations(1)	0.4	8.6	N.M.	N.M.
Total operating profit	16.1	2.8	(82.5)	(76.7)
Net finance expense:
Brazil	(20.8)	(21.6)	3.6	31.1
Americas	(9.5)	(4.8)	(49.2)	(35.7)
EMEA	(0.8)	(0.5)	(41.3)	(39.4)
Other and eliminations(1)	(5.2)	(4.2)	(19.5)	(19.0)
Total net finance expense	(36.4)	(31.1)	(14.6)	3.8
Income tax benefit/(expense):
Brazil	3.0	7.5	148.6	N.M.
Americas	(1.8)	(2.8)	58.8	24.3
EMEA	(1.6)	0.7	(144.8)	(147.5)
Other and eliminations(1)(3)	(31.5)	(2.9)	(91.0)	(90.7)
Total income tax (expense)/benefit	(31.9)	2.5	(107.9)	(107.9)
Profit/(loss) for the period:
Brazil	(8.9)	(16.2)	83.1	129.8
Americas	(7.2)	(7.1)	(1.3)	24.6
EMEA	0.2	(3.9)	N.M.	N.M.
Other and eliminations(1)	(36.3)	1.5	(104.2)	(104.1)
Loss for the period	(52.2)	(25.8)	(50.7)	(48.5)
Loss attributable to:
Owners of the parent	(52.8)	(25.8)	(51.2)	(49.0)
Non-controlling interest	0.6	—	(100.0)	(100.0)
Other financial data:
EBITDA(2):
Brazil	46.3	29.8	(35.6)	(18.3)
Americas	28.6	22.8	(20.3)	(12.9)
EMEA	9.2	1.7	(81.4)	(80.8)
Other and eliminations(1)	0.5	8.7	N.M.	N.M.
Total EBITDA (unaudited)	84.6	63.0	(25.6)	(10.2)
Adjusted EBITDA(4):
Brazil	54.3	35.0	(35.6)	(18.0)
Americas	32.7	28.2	(13.8)	(5.2)
EMEA	11.8	3.5	(70.6)	(69.8)
Other and eliminations(1)	(14.2)	(3.7)	(74.1)	(73.3)
Total Adjusted EBITDA (unaudited)	84.6	63.0	(25.6)	(10.2)

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N.M. means not meaningful.

(1)	Includes revenue and expenses at the holding-company level (such as corporate expenses and acquisition-related expenses), as applicable, as well as consolidation adjustments.
(2)	For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see “Consolidated Statements of Operations for the Six Months Ended June 30, 2019 and 2020—Reconciliation of EBITDA to (loss)/profit” above.
(3)	In first quarter of 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group composed of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has been reduced in an amount of $37.8 million. Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million.
(4)	Adjusted EBITDA is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations. We believe that Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations. Adjusted EBITDA is a measure that is frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results. The application of IFRS 16 from January 1, 2019 means Adjusted EBITDA for the six months ended June 30, 2019 and 2020 is positively impacted by a decrease in operating expenses relating to rental payments for leases capitalized under IFRS 16 that would not otherwise have been capitalized prior to the application of IFRS 16.

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2020

Revenue

Revenue decreased by $187.9 million, or 21.4%, from $877.8 million for the six months ended June 30, 2019 to $689.9 million for the six months ended June 30, 2020. Excluding the impact of foreign exchange, revenue decreased 7.3%, primarily due to lower revenues from Telefónica, partially offset by a 7.7% increase in revenue from multisector clients.

Revenue from Telefónica decreased by $107.6 million, or 32.9%, contributing $219.1 million in revenue for the six months ended June 30, 2020, against $326.7 million in the six months ended June 30, 2019. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 28.6%, due to (i) the discontinuation of unprofitable programs in Brazil since the fourth quarter of 2019 and (ii) lower volumes due to COVID-19’s impact in all regions during the second half of March, April and part of May.

Multisector clients presented a revenue decrease of $80.3 million, or 14.6%, from $551.1 million for the six months ended June 30, 2019 to $470.9 million for the six months ended June 30, 2020. Excluding the impact of foreign exchange, revenue from multisector clients increased 7.7%, supported by multisector growth across all regions. The increase in multisector customers despite the challenges raised by the COVID-19 crisis reflects the effectiveness of the “sales excellence” pillar of our Three Horizon Plan. Under the “sales excellence” pillar, we have transformed our sales model to accelerate profitable growth under a “sell more, sell better, sell what we want” approach. We are highly focused on the relationships we have with our customer base and consider these to be a key competitive advantage. We are implementing a new sales model that helps us manage global customer accounts and strengthen our position in the born-digital area of the market. Our commercial team is responsible for end-to-end customer life cycle, namely new sales to new customers, account development, changes in the scope of service we provide, renewals and inflation pass-through negotiations, driving increases in sales through a War Room model and a compensation model focused on profitable growth. We have also been prioritizing strategic product sales among current and future customers, to ensure the right product portfolio at each of our customers, which we believe to be a key lever to drive healthy growth in future.

For the six months ended June 30, 2020, revenue from multisector clients was 68.2% of total revenue, compared to 62.8% for the six months ended June 30, 2019, an increase of 5.5 percentage points.

The following chart sets forth a breakdown of revenue by geographical region for the six months ended June 30, 2019 and 2020 including as a percentage of revenue and the percentage change between those periods (both with and excluding the effect of foreign exchange).

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For the six months ended June 30,

($ in millions, except percentage changes)	2019	(%)	2020	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	428.7	48.8	307.3	44.5	(28.3)	(9.2)
Americas	333.5	38.0	277.3	40.2	(16.9)	(5.2)
EMEA	123.3	14.0	108.0	15.7	(12.4)	(10.2)
Other and eliminations(1)	(7.7)	(0.8)	(2.6)	(0.4)	(66.1)	(63.6)
Total	877.8	100.0	689.9	100.0	(21.4)	(7.3)

(1)	Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the six months ended June 30, 2019 and 2020 was $428.7 million and $307.3 million, respectively, a decrease of $121.4 million, or 28.3%. Excluding the impact of foreign exchange, revenue in Brazil decreased by 9.2% due to a 40.7% decrease in revenue from Telefónica which was offset by a 6.9% increase in revenue from multisector clients. The increase in revenue from multisector clients was primarily due to higher sales to born-digital companies acquired during 2019 and new clients acquired in 2020, including Riot Games. The decrease in revenue from Telefónica was mainly due to (i) the discontinuation of unprofitable programs since the fourth quarter of 2019 and (ii) the COVID-19 pandemic’s impact on volumes, mostly during April and part of May, as Atento focused its delivery capacity on multisector clients.

Americas

Revenue in Americas for the six months ended June 30, 2019 and 2020 was $333.5 million and $277.3 million, respectively, a decrease of $56.2 million, or 16.9%. Excluding the impact of foreign exchange, revenue in Americas decreased by 5.2% due to a 20.1% decrease in revenue from Telefónica which was offset by a 5.1% increase in revenue from multisector clients, mainly in the United States. The decrease in revenue from Telefónica in the region was primarily due to lower volumes resulting from the COVID-19 pandemic. The increase in multisector sales was attributable to higher volumes in tech and born-digital companies, combined with the pipeline acquired in the second half of 2019 and the growth in the U.S. in the second quarter of 2020.

EMEA

Revenue in EMEA for the six months ended June 30, 2019 and 2020 was $123.3 million and $108.0 million, respectively, a decrease of $15.3 million, or 12.4%. Excluding the impact of foreign exchange, revenue in EMEA decreased by 10.2%. The decrease in revenue was primarily due to a 23.3% decrease in revenue from Telefónica due to the impact of COVID-19 in the region, partially offset by a 9.9% increase in revenue from multisector clients supported by higher volumes.

Other operating income

Other operating income totaled $1.4 million and $2.0 million for the six months ended June 30, 2019 and 2020, respectively.

Other gains and own work capitalized

Other gains and own work capitalized totaled $0.1 million for the six months ended June 30, 2019 and nil for the six months ended June 30, 2020.

Total operating expenses

Total operating expenses decreased by $174.1 million, or 20.2%, from $863.2 million for the six months ended June 30, 2019 to $689.1 million for the six months ended June 30, 2020. Excluding the impact of foreign exchange, operating expenses decreased by 6.0%, mainly due to the acceleration of operational improvements under a new cost savings program which seeks to further optimize our cost structure through right-sizing of operations as well as implementation of shared services, a zero-based budgeting system and the WAHA model. As a percentage of revenue, operating expenses represented 98.3% and 99.9% for the six months ended June 30, 2019 and 2020, respectively.

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Supplies: Supplies expenses increased by $0.8 million, or 2.6%, from $31.9 million for the six months ended June 30, 2019 to $32.7 million for the six months ended June 30, 2020. Excluding the impact of foreign exchange, supplies expenses increased by 20.1%, mainly due to Brazil and EMEA regions. As a percentage of revenue, supplies represented 3.6% and 4.7% for the six months ended June 30, 2019 and 2020, respectively.

Employee benefit expenses: Employee benefit expenses decreased by $140.0 million, or 20.8%, from $674.0 million for the six months ended June 30, 2019 to $534.0 million for the six months ended June 30, 2020. Excluding the impact of foreign exchange, employee benefit expenses decreased by 6.7%, mainly due to the impact of the operational improvements made as a result of our new cost savings program, including lower headcount, mainly in Brazil. As a percentage of revenue, employee benefit expenses represented 76.8% and 77.4% for the six months ended June 30, 2019 and 2020, respectively.

 Depreciation and amortization: Depreciation and amortization expenses decreased by $8.3 million, or 12.1%, from $68.5 million for the six months ended June 30, 2019 to $60.2 million for the six months ended June 30, 2020. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 3.5%, mainly due to Brazil region.

Changes in trade provisions: Changes in trade provisions amounted to a loss of $1.5 million and a loss of $1.9 million for the six months ended June 30, 2019 and 2020, respectively.

Other operating expenses: Other operating expenses decreased by $27.0 million, or 30.9%, from $87.3 million for the six months ended June 30, 2019 to $60.3 million for the six months ended June 30, 2020. Excluding the impact of foreign exchange, other operating expenses decreased by 19.4%, mainly due to the impact of the operational improvements made as a result of our new cost savings program. As a percentage of revenue, other operating expenses totaled 9.9% and 8.7% for the six months ended June 30, 2019 and 2020, respectively.

Brazil

Total operating expenses in Brazil decreased by $110.5 million, or 26.3%, from $419.9 million for the six months ended June 30, 2019 to $309.4 million for the six months ended June 30, 2020. Excluding the impact of foreign exchange, operating expenses in Brazil decreased by 6.7%, less than the decline in revenue growth, reflecting the impact of the operational improvements made as a result of our new cost savings program. Operating expenses as a percentage of revenue in Brazil increased from 97.9% for the six months ended June 30, 2019 to 100.7% for the six months ended June 30, 2020.

Americas

Total operating expenses in Americas decreased by $51.9 million, or 15.7%, from $330.0 million for the six months ended June 30, 2019 to $278.1 million for the six months ended June 30, 2020. Excluding the impact of foreign exchange, operating expenses in Americas decreased by 3.7%, reflecting the impact of the operational improvements made as a result of our new cost savings program. Operating expenses as a percentage of revenue in Americas increased from 98.9% for the six months ended June 30, 2019 to 100.3% for the six months ended June 30, 2020.

EMEA

Total operating expenses in EMEA decreased by $8.7 million, or 7.2%, from $121.4 million for the six months ended June 30, 2019 to $112.7 million for the six months ended June 30, 2020. Excluding the impact of foreign exchange, operating expenses in EMEA decreased by 4.8%, reflecting the impact of the operational improvements made as a result of our new cost savings program. Operating expenses as a percentage of revenue in EMEA increased from 98.5% for the six months ended June 30, 2019 to 104.4% for the six months ended June 30, 2020.

Operating profit

Operating profit decreased by $13.3 million, from $16.1 million for the six months ended June 30, 2019 to $2.8 million for the six months ended June 30, 2020, a decrease of 82.5% due to the reasons mentioned above. Excluding the impact of foreign exchange, operating profit decreased 76.7% for the six months ended June 30, 2020. Operating profit margin decreased from 1.8% for the six months ended June 30, 2019 to 0.4% for the six months ended June 30, 2019.

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Brazil

Operating profit in Brazil decreased $11.1 million from $9.0 million for the six months ended June 30, 2019 to an operating loss of $2.1 million for the six months ended June 30, 2020 due to the reasons mentioned above. Excluding the impact of foreign exchange, operating profit decreased by 130.0%. Operating profit margin in Brazil decreased from 2.1% for the six months ended June 30, 2019 to negative 0.7% for the six months ended June 30, 2020.

Americas

Operating profit in Americas decreased by $3.6 million, or 87.9%, from $4.1 million for the six months ended June 30, 2019, to $0.5 million for the six months ended June 30, 2020. Excluding the impact of foreign exchange, operating profit decreased by 87.9%, for the reasons mentioned above. Operating profit margin in Americas decreased from 1.2% for the six months ended June 30, 2019 to 0.2% for the six months ended June 30, 2020.

EMEA

Operating profit in EMEA decreased $6.8 million from $2.6 million for the six months ended June 30, 2019 to an operating loss of $4.2 million for the six months ended June 30, 2020, due to the reasons mentioned above. Operating profit margin in EMEA decreased from 2.1% for the six months ended June 30, 2019 to negative 3.9% for the six months ended June 30, 2020.

Finance income

Finance income was $4.4 million for the six months ended June 30, 2019 as compared to $11.0 million for the six months ended June 30, 2020. The increase in finance income was mainly due to a one-off gain of $6.3 million related to tax reversals in Brazil.

Finance costs

Finance costs decreased by $5.1 million, or 13.3%, from $37.9 million for the six months ended June 30, 2019 to $32.8 million for the six months ended June 30, 2020. Excluding the impact of foreign exchange, finance costs decreased by 2.8% during the six months ended June 30, 2020. The decrease in finance costs was driven by a $1.8 million swap gain from a foreign denominated debt in Brazil, partially offset by higher interest costs from the higher use of credit lines to ensure adequate liquidity during the COVID-19 pandemic.

 Net foreign exchange gain/(loss)

Net foreign exchange loss changed by $6.3 million, from a loss of $3.0 million for the six months ended June 30, 2019 to a loss of $9.3 million for the six months ended June 30, 2020, primarily due to Brazilian Reais, Colombian Peso and Mexican Peso depreciations against the U.S. dollar that impacted our intercompany balances, but with no significant cash effect.

Income tax benefit/(expense)

Income tax expense for the six months ended June 30, 2019 totaled $31.9 million as compared to income tax benefit for the six months ended June 30, 2020 of $2.5 million. Income tax expense for the six months ended June 30, 2019 contained a negative one-off tax impact of $37.8 million due to a settlement with the Spanish Tax Authority in the first quarter of 2019 in connection with a claim against us for certain inconsistencies in historical tax payments.

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Profit/(loss) for the period

As a result of the foregoing, loss for the six months ended June 30, 2019 and 2020 was $52.2 million and $25.8 million, respectively.

EBITDA and Adjusted EBITDA

EBITDA decreased by $21.6 million, or 25.6%, from $84.6 million for the six months ended June 30, 2019 to $63.0 million for the six months ended June 30, 2020, of which $14.8 million was generated in June 2020, when volumes reached near-normal levels. Excluding the impact of foreign exchange EBITDA decreased by 10.2%, mainly due to the impact of COVID-19, which was felt more strongly in the second half of March, April and May 2020.

EBITDA margin for the six months ended June 30, 2020 was 9.1% compared to 9.6% in the six months ended June 30, 2019. On a run-rate basis, excluding the impact of COVID-19, total EBITDA increased 36% compared to normalized EBITDA (excluding the impact of extraordinary items) in the six months ended June 30, 2019.

Brazil

Adjusted EBITDA in Brazil decreased by $19.3 million, or 35.6%, from $54.3 million for the six months ended June 30, 2019 to $35.0 million for the six months ended June 30, 2020. Excluding the impact of foreign exchange, Adjusted EBITDA decreased by 18.0%.

Adjusted EBITDA margin in Brazil for the six months ended June 30, 2020 decreased to 11.4% from 12.7% for the six months ended June 30, 2019.

The decrease in Adjusted EBITDA and Adjusted EBITDA margin in Brazil was mainly due to the impact of COVID-19.

Americas

Adjusted EBITDA in Americas decreased by $4.5 million, or 13.8%, from $32.7 million for the six months ended June 30, 2019 to $28.2 million for the six months ended June 30, 2020. Excluding the impact of foreign exchange, Adjusted EBITDA decreased by 5.2% due to the impact of COVID-19.

Adjusted EBITDA margin in Americas for the six months ended June 30, 2020 increased to 10.2% from 9.8% for the six months ended June 30, 2019. Despite the decrease in Adjusted EBITDA due to the impact of COVID-19, Adjusted EBITDA margin increased due to a better revenue mix and cost management.

EMEA

Adjusted EBITDA decreased by $8.3 million, or 70.6%, from $11.8 million for the six months ended June 30, 2019 to $3.5 million for the six months ended June 30, 2020. Excluding the impact of foreign exchange, Adjusted EBITDA decreased by 69.8%.

Adjusted EBITDA margin in EMEA for the six months ended June 30, 2020 decreased to 3.2% from 9.6% for the six months ended June 30, 2019, mainly due to the impact of COVID-19.

Liquidity and Capital Resources

As of June 30, 2020, our outstanding debt was $733.1 million, which includes $503.8 million of our 6.125% Senior Secured Notes due 2022, $134.7 million of lease liabilities, including $129.6 million of IFRS 16-related leases, and $94.7 million of short-term debt, including $50.7 million of financing under a super senior revolving credit facility and $44.0 million of other bank borrowings, especially financing for working capital needs.

During the six months ended June 30, 2020, our cash flow from operating activities was $57.7 million, which includes interest paid of $22.0 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $79.7 million.

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Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2019 and 2020

	For the six months ended June 30,
($ in millions)	2019	2020
	(unaudited)
Operating activities
Loss before income tax	(20.3)	(28.3)
Adjustments to reconcile loss before income tax to net cash flows:
Amortization and depreciation	68.5	60.2
Changes in trade provisions	1.5	1.9
Share-based payment expense	2.1	1.1
Changes in provisions	21.6	16.4
Grants released to income	(0.4)	(0.3)
Losses on disposal of property, plant and equipment	0.1	0.2
Finance income	(4.4)	(11.0)
Finance costs	37.9	32.8
Net foreign exchange differences	3.0	9.3
Change in other (gains)/losses and own work capitalized	2.1	(0.4)
	131.9	110.2
Changes in working capital:
Changes in trade and other receivables	(105.2)	(9.8)
Changes in trade and other payables	33.4	32.6
Other assets/(payables)	3.5	(21.8)
	(68.3)	1.0

Interest paid	(23.2)	(22.0)
Interest received	0.3	10.1
Income tax paid	(14.4)	(7.5)
Other payments	(19.1)	(5.7)
	(56.5)	(25.1)
Net cash flows from/(used in) operating activities	(13.3)	57.7
Investing activities
Payments for acquisition of intangible assets	(15.7)	(3.6)
Payments for acquisition of property, plant and equipment	(6.5)	(14.8)
Acquisition of subsidiaries, net of cash acquired	(14.9)	—
Payments for financial instruments	(1.1)	(0.3)
Proceeds from sale of PP&E and intangible assets	—	—
Net cash flows used in investing activities	(38.1)	(18.6)
Financing activities
Proceeds from borrowing from third parties	150.3	100.4
Repayment of borrowing from third parties	(86.3)	(23.3)
Payments of lease liabilities	(29.7)	(19.4)
Acquisition of treasury shares	(0.5)	(0.5)
Net cash flows provided by financing activities	33.8	57.1
Net (decrease)/increase in cash and cash equivalents	(17.5)	96.2
Foreign exchange differences	0.6	(13.9)
Cash and cash equivalents at beginning of period	133.5	124.7
Cash and cash equivalents at end of period	116.6	207.2

Cash flow

As of June 30, 2020, we had cash and cash equivalents of $207.2 million. We believe that our current cash flow provided by operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the six months ended June 30,
($ in millions)	2019	2020
	(unaudited)
Cash flows from/(used in) operating activities	(13.3)	57.7
Cash flows used in investing activities	(38.1)	(18.6)
Cash flows provided by financing activities	33.8	57.1
Net (decrease)/increase in cash and cash equivalents	(17.5)	96.2
Effect of changes in exchange rates	0.6	(13.9)
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Cash flows from operating activities

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2020

For the six months ended June 30, 2020, cash from operating activities was $57.7 million compared to cash used in operating activities of $13.3 million for the same period in the prior year. The increase was due to a $69.3 million improvement in working capital resulting from the collection efforts on some past due accounts, stricter treasury policies and the implementation of our Three Horizon Plan.

Cash flows used in investing activities

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2020

For the six months ended June 30, 2020, cash used in investing activities was $18.6 million compared to cash used in investment activities of $38.1 million for the same period in the prior year. In addition to the reasons above, there has been a rationalization of capital expenditure, with a focus on emergency projects related to COVID-19, such as expenses relating to WAHA and the implementation of strict sanitary measures in the delivery centers. Ordinary capital expenditure has been put on hold for most of the period.

Cash flows provided by financing activities

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2020

 For the six months ended June 30, 2020, cash provided by financing activities was $57.1 million compared to cash provided by financing activities of $33.8 million for the same period in the prior year. The change was due to the full utilization of our credit lines in 2020 to ensure we have adequate liquidity during the COVID-19 crisis.

Finance leases

The Company holds the following assets under finance leases:

	As of June 30,
	2019	2020
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
Finance leases	(unaudited)
Plant and machinery	0.7	-
Furniture, tools and other tangible assets	3.2	3.6
Buildings - IFRS 16	163.4	120.8
Total	167.2	124.4

The present value of future finance lease payments is as follows:

	As of June 30,
	2019	2020
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
	(unaudited)
Up to 1 year	49.0	43.7
Between 1 and 5 years	120.6	91.0
Total	169.6	134.7

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Capital expenditure

Our business has significant capital expenditure requirements, including for the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly composed of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditure is covered by existing cash and EBITDA generation. The table below shows our capital expenditure by segment for the six months ended June 30, 2019 and 2020.

	For the six months ended June 30,
	2019	2020
($ in millions)	(unaudited)
Brazil	13.3	7.3
Americas	5.9	4.1
EMEA	1.9	1.3
Total capital expenditure	21.2	12.7

The capital expenditures for the six months ended June 30, 2020 include costs associated with shifting a portion of Atento’s call center employees to the WAHA model. Owing to the impact of the COVID-19 pandemic on Atento’s markets, all non-essential capital expenditures remained largely suspended in April and May 2020.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
(Registrant)

Date: September 17, 2020

By:
Name: Carlos López-Abadía
Title: Chief Executive Officer

By:
Name: José Antonio de Souza Azevedo
Title: Chief Financial Officer

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